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03002092

2/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION JAN 29 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B.B. Graham & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.
CRD #41533

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella, 2nd Floor
(No. and Street)

Orange,	California	92867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Benson 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Benson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME THIS 28TH DAY OF JAN., 2003.

William L. Graham
Notary Public

[Signature]
Signature

C.F.O.
Title

WILLIAM L. GRAHAM
Commission # 1322843
Notary Public - California
Orange County
My Comm. Expires Oct 29, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2002

B.B. GRAHAM & COMPANY, INC.
1700 W. KATELLA, 2ND FLOOR
ORANGE, CALIFORNIA 92867

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2002 and related statements of income (loss), changes in stockholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
January 16, 2003

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		
Checking	$	152
Savings		170,701
Total cash		170,853
Clearing broker deposit		50,000
Commissions receivable		36,003
Other receivable - allowable		9,295
Other receivalbe - non allowable		772
Property and Equipment, at cost, net of accumulated depreciation of $30,710		8,927
TOTAL ASSETS	$	275,850

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES				
Accrued expenses			$	16,936
Commissions payable				14,459
Line of credit				21,365
TOTAL LIABILITIES				52,760
SHAREHOLDER'S EQUITY				
Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$	100		
Paid-in capital		224,900		
Retained earnings		(1,910)		223,090
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY			$	275,850

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 609,554
Interest income	18,525
Other income	90,175
TOTAL REVENUES	718,254
OPERATING EXPENSES	
Arbitration expense	10,500
Clearing broker fees	152,172
Commissions	150,725
Commissions - secondary clearing	124,867
Depreciation and amortization	5,752
Dues and subscriptions	14,140
Error expense	(12,749)
Insurance	22,084
Interest expense	1,250
Miscellaneous expenses	15,298
NASD fees	13,186
Office expenses	22,424
Professional fees	13,373
Quote services	19,922
Rent	71,500
Salaries and wages	40,918
Software	51,069
Taxes and licenses	19,637
Telephone	21,783
Travel and entertainment	7,688
TOTAL OPERATING EXPENSES	765,539
INCOME (LOSS) BEFORE TAX PROVISION	(47,345)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (48,145)

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	10,000	$ 100	$ 209,900	$ 46,235	$ 256,235
Contribution of Capital			15,000		15,000
Net Income (Loss)				(48,145)	(48,145)
Balance, December 31, 2002	10,000	$ 100	$ 224,900	$ (1,910)	$ 223,090

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net income (loss)	$ (48,145)
Depreciation and amortization	5,752
Changes in operating assets and liabilities:	
Commissions receivable	33,321
Other receivalbe - allowable	(7,998)
Other receivable - non allowable	(772)
NOL federal tax refund	33,155
Accrued expense	(568)
Commissions payable	(5,486)
Arbitration payable	(31,000)
Line of credit	(945)
Net cash provided by operating activities	(22,686)
Cash Flows for Investing Activities:	
Purchase of property and equipment	
Cash flows from Investing Activities	0
Cash Flows from Financing Activities:	
Shareholder contribution	15,000
Cash flows fromfinancing activitied	15,000
Net decrease in cash	(7,686)
Cash at beginning of year	178,539
Cash at December 31, 2002	$ 170,853
Supplemental Cash Flow Information	
Cash paid for interest	$ 1,250
Cash paid for income tax	$ 800

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing brokers.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2002. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$800

The net operating loss (NOL) carried forward of approximately $53,000 can be carried forward to 2021 ($4,000) and ($49,000) to 2022. For state purposes the NOL carry forward is approximately $88,000. Both losses have been fully reserved.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. The Company is required to include in the net capital calculation the contingent liability discussed in Note 5. See page 8 for the net capital computation.

B.B. GRAHAM & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2002

NOTE 5 – CONTINGENT LIABILITIES

Loan Guarantee
On May 1, 2000, the Company's sole shareholder purchased an office building and the Company entered into an agreement with a series of financial institutions to guarantee the loans. At December 31, 2002 the guarantees aggregated $2,267,175.

NOTE 6 - RELATED PARTY TRANSACTIONS

As noted above, the Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent varies depending on the amount of space allocated to the Company.

For the year 2002 the rent expense was $71,500. the lease expires May 14, 2005.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.B.GRAHAM & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 223,090
Nonallowable assets	(9,699)
NET CAPITAL	$ 213,391

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 156,026
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 156,026
EXCESS CAPITAL	$ 57,365
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (18,603)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities including $2,267,175 contingent liability - see note 5	$ 2,319,935
Aggregate indebtedness to net capital	10.87

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

B.B.GRAHAM & COMPANY, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2002

NON-ALLOWABLE ASSETS		
Other receivable - non allowable	$	772
Property and Equipment, at cost, net of accumulated depreciation of $30,710		8,927
TOTAL	$	9,699

See accompanying notes to financial statements

PART II

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2002. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 16, 2003